Securities and Exchange Commission
                         Washington D.C.  20549
                              SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                        (Amendment No. _______)
                           (Name of Issuer)
                              UStel, Inc.
                      (Title of Class Securities)
                             Common Stock

                             (CUSIP Number)
                               917325102

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)
                          Mr. Shaul Elovitch
                                  c/o
               Moshe H. Ne'eman Ben Artzi & Co., Advocates
                       Top Tower, 50 Dizengof St.
                        Tel-Aviv 64332, Israel
                 Tel-972-3-5254141   Fax-972-3-5253818

          (Date of Event which Requires Filling of this Statement)
                            October 4, 1998

                      CUSIP Number - 917325102

1)Name of Reporting  Persons (entities only) Eurocom Global Communication
(1996) LTD     I.R.S. Identification No. 000000000.

2)Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)           X

3)SEC Use only

4)Source of Funds (See Instructions) - OO parent company

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6)Citizenship or Place of Organization - Israel

7)Sole Voting Power - 8,000,000 common stock shares representing 41%

8)Shared Voting Power -

9)Sole Dispositive Power - 8,000,000 common stock shares representing 41%

10)Shared Dispositive Power -

11)Aggregate Amount Beneficially Owned by Each Reporting Person - 8,000,000 common stock shares

12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



13)Percent of Class Represented by Amount in Row (11) - 41%

14)Type of Reporting Person (See Instructions) - OO (Israeli company limited by shares)

Item 1 - Security and Issuer

Title of Class - Common Stock
Name of Issuer - UStel, Inc.
Principal Executive Offices - 6167 Bristol Parkway #100, Culver City, CA 90230


Item 2 - Identity and Background

Eurocom Global Communication (1996) LTD (the "Reporting Person")
Place of Organization - Israel
Principal business - Investment in companies in the field of communication products and services.
Address of Principal Business - 2 Dov Friedman St., Ramat Gan, 52503, Israel


Executive Officers -
(a) Name - Mr. Shaul Elovitch
(b) Residence - 2 Dov Friedman St., Ramat Gan, 52503, Israel
(c) Occupation - CEO and Chairman of the Board of Eurocom Communication LTD
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

(a) Name - Mr. Joseph Elovitch
(b) Residence - 2 Dov Friedman St., Ramat Gan, 52503, Israel
(c) Occupation - Director in Eurocom Communication LTD
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

Eurocom Communication LTD (the Reporting Person's parent company)
Place of Organization - Israel
Principal business - Investment in companies in the field of communication products and services.
Address of Principal Business - 2 Dov Friedman St., Ramat Gan, 52503, Israel

Executive Officers -
(a) Name - Mr. Shaul Elovitch
(b) Residence - 2 Dov Friedman St., Ramat Gan, 52503, Israel
(c) Occupation - CEO and Chairman of the Board
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

(a) Name - Mr. Joseph Elovitch
(b) Residence - 2 Dov Friedman St., Ramat Gan, 52503, Israel
(c) Occupation - Director
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

(a) Name - Mr. Shlomo Nehama
(b) Residence - 23 Shaul Hamelech Blvd., 64367, Israel
(c) Occupation - Director, Arison Investments Ltd.
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

(a) Name - Mr. Erez Gisin
(b) Residence - 2 Dov Friedman St., Ramat Gan, 52503, Israel
(c) Occupation - Vice President
(d) Criminal proceedings - None
(e) Civil proceedings - None
(f) Citizenship - Israeli

Item 3 - Source and Amount of funds or Other Consideration

The funds for the purchase of the securities of the Issuer shall be provided to the Reporting Person by way of a loan from Eurocom Communication Ltd., the Reporting Person's parent company.


Item 4 - Purpose of Transaction

The purpose of acquisition of securities of the issuer is in order to acquire control of the issuer. The Reporting Person may acquire additional securities of the issuer or dispose of any securities it has acquired. The Reporting Person has not yet finalized its plans but the Reporting Person may cause a merger or acquisition to take place between the issuer and affiliated entity of the Reporting Person or may undertake joint projects with the issuer. If the Reporting Person exercises its Option it may cause a change in the composition of the Board of Directors or Management of the issuer, it may cause nominees of the Reporting Person to be placed on the Board of Directors. The Reporting Person has no present plans to change the capitalization or dividend policy of the issuer although it may do so after taking control if business purposes dictate that it do so. At this time the Reporting Person has no plans to change the issuer's charter or by-laws but it reserves the right to do so if it deems it desirable upon exercise of its Option and assuming control of the issuer. At the present time the reporting person has no plans to cause the issuers securities to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system. At the present time the Reporting Person has no plans to cause termination of registration of the issuer pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5 - Interest in Securities of the Issuer

(a)The Reporting Person has an option to subscribe for and purchase from the Company of 8,000,000 shares of the Company's common stock, $0.01 par value per share, at a price per share of common stock of $0.75, which, after the exercise of the option, shall represent 41% of the common stock.

(b)Following the exercise of the option by the Reporting Person, it shall have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 8,000,000 shares.

Item 6 - Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer

The Reporting Person is entering in an Option Agreement, a copy of which is attached as an Exhibit, pursuant to which, if exercised, it will acquire 8,000,000 new issued shares of common stock of the issuer for a price of $0.75 per share. Based on the information provided by the issuer there are currently 11,496,111 shares of common stock of the issuer outstanding. After exercise of the Option shares will represent 41% of the total then outstanding.

Item 7 - Material to be Filed as Exhibits
Exhibit 1 - Option Agreement


Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 21, 1998
                                        Date


                              /S/ Shaul Elovitch
                                        Signature


                              Shaul Elovitch
                                        Name / Title

THIS OPTION AND ANY SHARES ISSUABLE UPON THE EXERCISE OF THIS OPTION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), NOR UNDER ANY STATE SECURITIES LAW AND SUCH SECURITIES MAY NOT BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED, OR OTHERWISE TRANSFERRED UNTIL (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE COMPANY OR COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED, OR TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

THE TRANSFER OF THIS OPTION AND THE SHARES ISSUABLE UPON THE EXERCISE HEREOF IS RESTRICTED AS DESCRIBED HEREIN.

                              OPTION AGREEMENT

     This Option Agreement is entered into between UStel, Inc., a Minnesota corporation (the "Company") and Eurocom Communications, Ltd., (the "Holder").

1.Whereas, Holder is desirous of obtaining an option to purchase shares of Common Stock of UStel;

2.     Whereas, UStel is desirous of granting such an option;

     NOW THEREFORE, the parties agree as follows:

1. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Holder is entitled to subscribe for and purchase from the Company upon the terms and conditions set forth herein, at any time in a single transaction, during the period commencing on September 18, 1998, and expiring at 5:00 p.m. on November 17, 1998, (the "Exercise Period"), 8,000,000 shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), at a price (the "Exercise Price") per share of Common Stock of $0.75.

2. This Option may be exercised during the Exercise Period, as to all of the shares of Common Stock, but not less than all, which are the subject of this Option, by transmission by telecopy of an election to exercise, to the Company, Attention: Robert L.B. Diener, Chairman, at its office at 6167 Bristol Parkway, Suite 100, Culver City, CA 90230, Telecopy No.: (310) 645-5546, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company or by wire transfer in an amount equal to the product of the Exercise Price and 8,000,000 (the "Aggregate Exercise Price"). This Option is conditioned upon (i) the Holder notifying the Company within thirty (30) days of the date hereof that it has satisfactorily completed its due diligence with respect to the transaction contemplated hereby and (ii) presents the Company with a proposed definitive Purchase Agreement within such thirty (30) day period calling for a closing by November 17, 1998.

3. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the rights to purchase the shares which are the subject of this Option. The Company covenants that all shares of Common Stock issuable upon exercise of this Option, upon receipt by the Company of the full Exercise Price therefor, shall be validly issued, fully paid, nonassessable, and free of preemptive rights.

4. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of this Option shall be subject to adjustment from time to time upon the happening of certain events as detailed below:

     (a) In case the Company shall (I) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (ii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

     (b) Upon each adjustment of the Exercise Price pursuant to the provisions of this Section, the number of shares issuable upon the exercise at the adjusted Exercise Price shall be adjusted to the nearest number of whole shares of Common Stock by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of this Option immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

     (c) For the purpose of this Option, the term "Common Stock" shall mean (I) the class of stock designated as Common Stock in the Articles of Incorporation of the Company as amended as of the date hereof, or (ii) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

     (d) In case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), the corporation formed by such consolidation or merger shall execute and deliver to the Holder a supplemental agreement providing that the Holder shall have the right thereafter (until the expiration of this Option) to receive, upon exercise of this Option, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger by a holder of the number of shares of Common Stock for which this Option might have been exercised immediately prior to such consolidation, merger, sale or transfer. Such supplemental agreement shall provide for adjustments which shall be identical to the adjustments provided in this Section. The above provision of this subsection shall similarly apply to successive consolidations or mergers.

     (e) No adjustment in the number of shares shall be required if such adjustment is less than one share; provided, however, that any adjustments which by reason of this Section are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

5. The issuance of any shares or other securities upon the exercise of this Option, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance, other than applicable transfer taxes. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

6. The shares issued upon exercise of this Option shall be subject to a stop transfer order and the certificate or certificates evidencing shares shall bear the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT. SUCH SHARES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER CONTAINED IN AN OPTION AGREEMENT, DATED SEPTEMBER 18, 1998, A COPY OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY."

7. The Holder of this Option shall not have, solely on account of such status, any rights of a stockholder of the Company, either at law or in equity, or to any notice of meetings of stockholders or of any other proceedings of the Company, unless and until this Option is exercised in accordance with this Agreement.

8. This Option shall be construed in accordance with the laws of the State of California applicable to contracts made and performed within such State, without regard to principles of conflicts of law.

9. The Holder agrees to promptly file a Form 13D or similar form with respect hereof with the Securities and Exchange Commission, if required, and to otherwise comply in all respects with United States securities laws.

Dated:  September 18, 1998

                              HOLDER

                              EUROCOM COMMUNICATIONS, LTD.:

                              BY: /S/ Shaul Elovitch   October 4, 1998
                              Name: Shaul Elovitch
                              Title:   President


                              USTEL, INC.

                              BY: /S/ Robert L.B.Diener

                              Name: Robert L.B. Diener
                              Title:   Chairman